                                            Filed by: Harris Interactive Inc.

                                            Document is being filed pursuant to
                                            Rule 425 under the Securities Act of
                                            1933 and is deemed filed pursuant to
                                            Rule 14a-12 under the Securities
                                            Exchange Act of 1934.

                                            Subject Company: Total Research
                                            Corporation

                                            Commission File No.: 000-15692


The following written communication was distributed, by e-mail, to owners, officers and/or managers of market research firms around the world who have contractual affiliation arrangements with Harris Interactive.

[LOGO] HARRISINTERACTIVE


                      HARRIS INTERACTIVE GLOBAL NETWORK Q&A
                              FINAL-AUGUST 16, 2001


1. I'VE HEARD HARRIS INTERACTIVE HAS RECENTLY MADE SOME ACQUISITION/MERGER ANNOUNCEMENTS. WHAT WERE THEY?
Harris Interactive Inc. (Nasdaq: HPOL) and Total Research Corporation (Nasdaq:
TOTL) announced a definitive merger agreement. The merger, which is conditioned on, among other things, approval by the shareholders of both companies, is expected to be finalized by the end of calendar year 2001. The transaction will unite two of the world's fastest growing market research companies and provide a platform to offer the full spectrum of Harris Interactive's traditional consultative market research capabilities and Internet-based methodologies to Total Research's blue-chip customer base. In addition, Harris Interactive's wholly owned subsidiary, Harris Interactive International Inc., has acquired Market Research Solutions Limited, a privately owned full-service market research company in the United Kingdom. MRSL represents the UK in the Harris Interactive Global Network.

2.    WHO IS TOTAL RESEARCH-AND WHAT DO THEY DO?
Total Research Corporation (Nasdaq: TOTL), www.totalresearch.com, specializes in the development and application of predictive marketing research and other advanced research technologies. Total Research also provides integrated marketing services, including e-products and services used to assist clients worldwide in applying information and insight to marketing practices through the point of sale. The company is based in Princeton, New Jersey and has other offices in London, Minneapolis and Tampa.

3.    HOW MANY EMPLOYEES DOES TOTAL RESEARCH HAVE? WHERE ARE THEY LOCATED?
Total Research has approximately 350 full-time and 500 part-time employees. The company's headquarters is in Princeton, New Jersey. The company also has offices in Minneapolis, Minnesota and London, England, as well as phone center operations in Tampa, Florida and in the UK.

4.    HOW WILL MRSL BE MANAGED?
The MRSL executive leadership will consist of Greg Smith (vice president, International Development, Harris Interactive) who has been appointed group managing director, Tim Baker (MD, Magenta), Jon Darby (MD, Group Operations) and Bernard Hudson (development director). Greg Smith will also take on day-to-day responsibility for MRSL's field-and-tab service bureau business, IQ+.

A new board of directors for the company will be formed. The chairman will be David Clemm (currently Harris Interactive's president and chief operating officer). He will be joined by David Vaden (currently Harris Interactive vice president of corporate finance), who will also become corporate secretary, and Greg Smith who will become group managing director. In addition, Roger Landells, MRSL's former CEO, and Professor Martin Callingham, will be appointed non-executive directors for the company.

5.    WHAT IMPACT DOES THIS HAVE ON THE HARRIS INTERACTIVE GLOBAL NETWORK?
MRSL has been a member of the Harris Interactive Global Network and will continue to be a part of that network for work in the UK. We expect that MRSL will continue to work with other Global Network members in Europe and around the world to provide UK-based clients with the local market knowledge that is so critical for excellent global research.

Ultimately, it will also mean that Harris Interactive's unique product offerings and Internet capabilities will be able to be delivered to our European Global Network members from a base within the UK. This proximity will allow Harris Interactive and the European members of the Global Network to build more easily general and special panels of cooperative respondents across Europe. This should expand and develop businesses for both the Global Network members and Harris Interactive in the world's largest research market.

6. WILL HARRIS INTERACTIVE BE COMPETING DIRECTLY WITH THE GLOBAL NETWORK IN THEIR MARKETS IN EUROPE?
Harris Interactive recognizes the importance of local market knowledge and has no plans to directly compete in these local markets. We are committed to strengthening the Global Network and building on these strengths to provide clients with the best service we can.

7. WILL HARRIS INTERACTIVE PARTNER WITH GLOBAL NETWORK MEMBERS IN WORKING WITH THEIR ESTABLISHED CLIENTS OUTSIDE OF THEIR LOCAL MARKETS IN EUROPE?
As has always been the case, Harris Interactive is pleased to support Global Network members in developing their clients whenever possible.

8. WHAT ARE THE EXPANSION PLANS FOR HARRIS INTERACTIVE WITHIN EUROPE OUTSIDE OF THE UK?
At the present time, we are concentrating on building a base for conducting Internet research around the world. An on-the-ground presence in the UK, along with our offices in Japan and the United States, puts us in the position to accomplish this more quickly. We will concentrate on working to develop our international Internet-based research capability including panels, Internet research platform and proprietary Internet research methods, which will provide our Global Network members and our clients with the ability to conduct the highest quality global Internet-based research.

9.    WILL HARRIS INTERACTIVE CONTINUE TO LICENSE PRODUCTS TO GLOBAL NETWORK
      MEMBERS?
Yes, we anticipate continuing to expand the offerings to the Global Network as a result of our proposed merger with Total Research and our new base in the UK.

10. WILL HARRIS INTERACTIVE ESTABLISH AN INTERNET SERVICE BUREAU IN EUROPE? Yes, we plan to develop our Service Bureau in Europe. We expect that this will be another way to support the development of Internet-based research with our Global Network members. All of our plans include consideration of how to continue to grow the network and increase our service to the network.

11.   WILL HARRIS INTERACTIVE STILL CONTACT GLOBAL NETWORK MEMBERS FOR FIELD
      WORK?
When we have the need for field work in your market, we will be contacting you, as we always have. In addition, we remain committed to contracting with you for the local knowledge of your market for questionnaire design and data analysis. As Internet-based research increases, we expect that this element of our interaction with you will increase.

12. WILL THE GLOBAL NETWORK MEMBERS BE DIRECTLY SUPPORTED BY HARRIS INTERACTIVE'S UK OPERATIONS?
Global Network members will continue to be supported by the Global Network office in New York - headed by Sally Willert, director. Just as Harris Interactive staff in New York, Rochester, California and Washington, DC support Global Network questions, Harris Interactive staff in the UK will be called upon from time to time. Your first line of request will remain within the Global Network Office in New York City, phone: +212-539-9692.

13.   HOW CAN I FIND OUT MORE ABOUT HARRIS INTERACTIVE?
Go to : http://www.harrisinteractive.com/

14.   HOW CAN I FIND OUT MORE ABOUT MRSL?
Go to: http://www.mrsl.co.uk/

15.   HOW CAN I FIND OUT MORE ABOUT TOTAL RESEARCH?
Go to: http://www.totalresearch.com/

16. TO WHOM SHOULD WE REFER QUESTIONS THAT COME FROM INDIVIDUALS OUTSIDE OF THE COMPANIES?
If reporters or anyone who is not a client contacts you concerning this merger, you are not authorized to make any statements. Please refer all such calls immediately to:

IN THE US: JEFF GLAUBER AT HARRIS INTERACTIVE +1 716 214 7739

IN THE UK: GREG SMITH +44 (0) 1865 788050

HOW CAN I GET ANSWERS TO ANY OTHER QUESTIONS THAT I MAY HAVE?
Most of the issues based on legal limitations have been covered in this Q&A. However, if you would like to ask a question, please email SALLY WILLERT at swillert@harrisinteractive.com, or call +1-212-539-9692.

================================================================================


Note: Harris InteractiveSM is a worldwide service mark of Harris Interactive Inc. but used in Europe with the permission of Taylor Nelson Sofres.

FORWARD-LOOKING INFORMATION:
The foregoing written communication contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. These statements are not guarantees of future results or performances. Actual results may vary materially from the expectations expressed in the forward-looking statements. The forward-looking statements include statements addressing future financial and operating results; the benefits of the Market Research Solutions Limited ("MRSL") acquisition by Harris Interactive; and the timing and benefits of the Harris Interactive and Total Research merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ability of Harris Interactive to successfully integrate MRSL's business and operations and the successful completion of the Harris Interactive and Total Research merger. Factors that could affect the successful completion of the Harris Interactive and Total Research merger include, among other things, obtaining necessary governmental approvals for the merger; failure of the Harris Interactive stockholders to approve the issuance of shares of Harris Interactive common stock in connection with the merger; failure of the Total Research stockholders to approve the merger; the risk that the businesses of Harris Interactive and Total Research will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affecting Harris Interactive's and Total Research's businesses generally. Detailed information about factors pertinent to the business of each of Harris Interactive and Total Research that could cause actual results to differ is set forth in Harris Interactive's and Total Research's filings with the Securities and Exchange Commission ("Commission") including Harris Interactive's and Total Research's Annual Reports on Form 10-K for the fiscal year ended June 30, 2000 and their most recent Quarterly Reports on Form 10-Q. Harris Interactive and Total Research are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE MERGER TRANSACTION AND WHERE TO FIND IT
Harris Interactive and Total Research will file a joint proxy statement/prospectus with the Commission in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/ PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Harris Interactive and Total Research at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained free of charge from Harris Interactive or from Total Research by directing such request to Harris Interactive, Inc., 135 Corporate Woods, Rochester, New York 14623, tel: (716) 272-8400; or to Total Research Corporation, 5 Independence Way, Princeton, New Jersey 08543-5305, tel: (609) 520-9100.

PARTICIPANTS IN THE SOLICITATION Harris Interactive, and certain of its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement, dated August 5, 2001, among Harris Interactive, Total Research and Total Merger Sub Inc. Information regarding such persons is set forth in the Proxy Statement for the 2000 Annual Meeting of Harris Interactive filed by Harris Interactive with the Commission on September 27, 2000. Updated information concerning these persons will be available in the joint proxy statement/prospectus.